Dreyfus Premier New Leaders Fund, Inc.

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier New Leaders Fund, Inc., covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom is a member of the Midcap Team of Franklin Portfolio Associates, LLC.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Franklin Portfolio Associates Midcap Team, Portfolio Managers

How did Dreyfus Premier New Leaders Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the fund produced total returns of 14.40% for its Class A shares, 13.48% for its Class B shares, 13.49% for its Class C shares, 14.48% for its Class R shares and 14.12% for its Class T shares.[1] In comparison, the Russell Midcap Index (the "Index"), the fund's benchmark, produced a total return of 12.65% for the same period.[2]

We attribute these results to continuing U.S. economic growth, which allayed investors' concerns regarding rising interest rates and potential inflationary pressures, particularly during the second half of the reporting period. Midcap stocks responded particularly strongly to these conditions, outperforming their small- and large-cap counterparts by a significant degree. The fund produced higher returns than the Index, with strong results during the second half of the reporting period more than making up for lagging performance during the first half. Strong individual stock selections accounted for most of the fund's relatively good second half performance, along with slightly over-weighted positions in the energy and basic materials sectors.

What is the fund's investment approach?

With the appointment of the current management team on June 30, 2005, the fund employs an investment process based on a "bottom–up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which uses over 40 factors to identify and rank stocks based on:

- *fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;

- *relative value,* such as current and forecasted price–to–earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;

- *future value,* such as discounted present value measures;
- *long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *additional factors,* such as technical factors, trading by company insiders or share issuance/buy-back data.

Next, through a "bottom-up" approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the fund's benchmark. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

What other factors influenced the fund's performance?

Higher energy prices, rising short-term interest rates and investors' concerns regarding the possibility of slower economic growth inhibited the market's advance during the first half of 2005. Although midcap stocks produced slightly stronger performance than their small- and large-cap counterparts, the fund lagged its benchmark modestly early in 2005 due primarily to the disappointing performance of pharmaceutical developer Elan Corporation, which experienced the failure of a promising drug under development. Relative performance also suffered due to the fund's underweighted position to Real Estate Investment Trusts (REITs).

After the current management team assumed responsibility for the fund near mid-year, the fund's quantitatively based investment approach led us to reduce the differences between the fund's sector allocations and those of the benchmark. Nonetheless, our bottom-up security selection found a relatively high number of opportunities in the energy and basic materials areas, which contributed positively to returns later in 2005.

Generally, the fund's earnings and momentum-based models proved to be more effective over the second half of 2005 than value-based models in identifying strong performing stocks. Top performers included coal producer Peabody Energy, heavy machinery maker Joy Global, semiconductor designer and manufacturer Marvell Technology Group and European regional airline Ryanair Holdings. On the other hand, the fund's gains relative to the benchmark were held back by weak performance in other holdings, most notably health care services provider HealthSouth, residential construction company Toll Brothers and electric utility CMS Energy. Independent energy exploration and production company Chesapeake Energy, which generated some of the fund's greater gains in the third quarter of the year, proved to be one of its weaker performers in the fourth quarter when the stock declined in response to softening oil and gas prices.

What is the fund's current strategy?

Our quantitative, "bottom-up" investment approach is at the core of our efforts to add value for the fund's investors. As of December 31, 2005, the fund's exposures to various market sectors and industries fell within approximately 2% of the Index's weightings. Holdings within each market sector were diversified across stocks that exhibit the value, growth, and other characteristics favored by our disciplined process. Currently, value-based models account for roughly 45% of our quantitative stock screening process, earnings/momentum-based models account for approximately 45%, and additional factors account for about 10%.

January 17, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance.*
Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The fund's portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier New Leaders Fund, Inc. Class A shares and the Russell Midcap Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier New Leaders Fund, Inc. on 12/31/95 to a $10,000 investment made in the Russell Midcap Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The performance of the fund's Class A shares shown in the line graph takes into account the maximum initial sales charge and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		7.83%	5.54%	10.17%	
without sales charge		14.40%	6.80%	10.82%	
Class B shares					
with applicable redemption charge †	11/27/02	9.48%	–	–	17.47%
without redemption	11/27/02	13.48%	–	–	18.15%
Class C shares					
with applicable redemption charge ††	11/27/02	12.49%	–	–	18.18%
without redemption	11/27/02	13.49%	–	–	18.18%
Class R shares	11/27/02	14.48%	–	–	19.30%
Class T shares					
with applicable sales charge (4.5%)	11/27/02	8.98%	–	–	16.97%
without sales charge	11/27/02	14.12%	–	–	18.73%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Leaders Fund, Inc. from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.15	$ 10.50	$ 10.24	$ 5.88	$ 7.26
Ending value (after expenses)	$1,120.40	$1,115.60	$1,115.80	$1,120.60	$1,119.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.85	$ 10.01	$ 9.75	$ 5.60	$ 6.92
Ending value (after expenses)	$1,019.41	$1,015.27	$1,015.53	$1,019.66	$1,018.35

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.97% for Class B, 1.92% for Class C, 1.10% for Class R and 1.36% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Common Stocks−99.2%	Shares	Value ($)
Advertising−.8%		
Lamar Advertising, Cl. A	182,800 [a]	**8,434,392**
Aerospace & Defense−2.3%		
Empresa Brasileira de Aeronautica, ADR	356,000	13,919,600
Rockwell Collins	255,000	11,849,850
		25,769,450
Air Courier Services−1.2%		
Expeditors International Washington	199,600	**13,474,996**
Airlines−1.5%		
Ryanair Holdings, ADR	295,000 [a]	**16,517,050**
Apparel, Accessories & Luxury Goods−4.8%		
American Eagle Outfitters	155,100	3,564,198
Claire's Stores	136,300	3,982,686
Coach	363,500 [a]	12,119,090
Federated Department Stores	235,400	15,614,082
Nordstrom	480,000	17,952,000
		53,232,056
Auto Parts−.4%		
Autoliv	90,000	**4,087,800**
Banking−9.0%		
Comerica	102,500	5,817,900
Commerce Bancorp/NJ	331,000 [b]	11,389,710
Commerce Bancshares/Kansas City, MO	187,425	9,768,591
First Horizon National	204,500	7,860,980
Marshall & Ilsley	235,000	10,114,400
North Fork Bancorporation	315,500	8,632,080
Northern Trust	230,000	11,918,600
Sovereign Bancorp	461,700	9,981,954
UnionBanCal	175,000	12,026,000
Washington Mutual	270,337	11,759,659
		99,269,874
Cable/Satellite−.4%		
EchoStar Communications, Cl. A	172,400 [a]	**4,684,108**

Common Stocks (continued)	Shares	Value ($)
Computers–2.8%		
Anteon International	261,000 [a]	14,185,350
Cognizant Technology Solutions, Cl. A	116,200 [a]	5,850,670
Network Appliance	411,700 [a]	11,115,900
		31,151,920
Electric Utilities–4.7%		
Alliant Energy	137,100	3,844,284
Ameren	128,700	6,594,588
CMS Energy	1,069,500	15,518,445
DPL	128,300	3,337,083
PG & E	430,500	15,980,160
Pinnacle West Capital	172,100	7,116,335
		52,390,895
Electronics Distributors–.7%		
CDW	139,800	**8,048,286**
Entertainment/Media–.8%		
Regal Entertainment Group, Cl. A	461,100 [b]	**8,770,122**
Financial Services–3.6%		
Bear Stearns Cos.	62,800	7,255,284
CIT Group	300,000	15,534,000
Moody's	280,000	17,197,600
		39,986,884
Food–4.5%		
Dean Foods	361,400 [a]	13,610,324
McCormick & Co.	350,000	10,822,000
Smithfield Foods	287,100 [a]	8,785,260
Whole Foods Market	214,200	16,576,938
		49,794,522
Health Care–8.8%		
Applera-Applied Biosystems Group	266,000	7,064,960
Community Health Systems	365,000 [a]	13,994,100
CR Bard	203,000	13,381,760
DaVita	187,400 [a]	9,489,936
Express Scripts	69,100 [a]	5,790,580
Fisher Scientific International	90,500 [a]	5,598,330
Healthsouth	1,850,000 [a]	9,065,000
Hospira	315,000 [a]	13,475,700

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Kinetic Concepts	78,200 [a]	3,109,232
UnitedHealth Group	198,000	12,303,720
Universal Health Services, Cl. B	79,900	3,734,526
		97,007,844
Home Builders—3.0%		
DR Horton	22,600	807,498
KB Home	154,500	11,225,970
Lennar, Cl. A	226,200	13,802,724
Toll Brothers	225,400 [a]	7,807,856
		33,644,048
Hotels, Resorts & Cruise Lines—4.0%		
Hilton Hotels	560,000	13,501,600
Royal Caribbean Cruises	290,000	13,067,400
Starwood Hotels & Resorts Worldwide	275,000	17,561,500
		44,130,500
Industrial Machinery—5.4%		
Cummins	50,200	4,504,446
Joy Global	417,300	16,692,000
Roper Industries	344,000	13,591,440
Terex	178,000 [a]	10,573,200
Trinity Industries	331,300	14,600,391
		59,961,477
Insurance Brokers/Services—5.4%		
Assurant	325,000	14,134,250
Axis Capital Holdings	400,000	12,512,000
Cigna	56,100	6,266,370
Fidelity National Financial	137,000	5,040,230
RenaissanceRe Holdings	195,000	8,601,450
Willis Group Holdings	350,000	12,929,000
		59,483,300
Internet & Software—2.6%		
Check Point Software Technologies	502,500 [a]	10,100,250
Checkfree	210,000 [a]	9,639,000
Cognos	208,900 [a]	7,250,919
SEI Investments	58,600	2,168,200
		29,158,369

Common Stocks (continued)	Shares	Value ($)
Manufacturing–1.1%		
Ametek	300,000	**12,762,000**
Mining & Metals–2.3%		
Alumina, ADR	700,000	15,281,000
Placer Dome	427,100	9,793,403
		25,074,403
Oil & Gas–8.3%		
Chesapeake Energy	575,000 [b]	18,244,750
ENSCO International	232,100	10,293,635
Grant Prideco	302,100 [a]	13,328,652
KeySpan	70,000	2,498,300
Kinder Morgan	150,000	13,792,500
Patterson-UTI Energy	535,000	17,628,250
Pioneer Natural Resources	310,000	15,893,700
		91,679,787
Packaging & Containers–2.2%		
Crown Holdings	815,300 [a]	15,922,809
Pactiv	361,100 [a]	7,944,200
		23,867,009
Personnel Services–.9%		
Manpower	223,000	**10,369,500**
Pharmaceuticals–1.9%		
Millennium Pharmaceuticals	436,600 [a]	4,235,020
Sepracor	166,100 [a]	8,570,760
Teva Pharmaceutical Industries, ADR	183,500	7,892,335
		20,698,115
Real Estate Investment Trusts–4.1%		
Camden Property Trust	89,000	5,154,880
Crescent Real Estate Equities	134,000	2,655,880
Host Marriott	509,500	9,655,025
iStar Financial	245,000	8,734,250

Common Stocks (continued)	Shares	Value ($)
Real Estate Investment Trusts (continued)		
SL Green Realty	53,100	4,056,309
Trizec Properties	144,400	3,309,648
Vornado Realty Trust	89,500	7,470,565
Weingarten Realty Investors	114,600	4,333,026
		45,369,583
Semiconductors−6.5%		
Intersil, Cl. A	600,000	14,928,000
Kla-Tencor	262,500	12,949,125
Lam Research	383,500 [a]	13,683,280
Marvell Technology Group	311,000 [a]	17,443,990
Microchip Technology	386,500	12,425,975
		71,430,370
Specialty Chemicals−4.0%		
Ecolab	357,500	12,966,525
International Flavors & Fragrances	215,000	7,202,500
Peabody Energy	153,400	12,643,228
Sigma-Aldrich	185,000	11,708,650
		44,520,903
Telecommunications Equipment−.9%		
Comverse Technology	372,500 [a]	**9,904,775**
Wireless Telecommunications−.3%		
Nextel Partners, Cl. A	102,100 [a]	**2,852,674**
Total Common Stocks		
(cost $820,875,128)		**1,097,527,012**

Other Investment−.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,822,000)	7,822,000 [c]	**7,822,000**

Investment of Cash Collateral for Securities Loaned—2.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $23,596,284)	23,596,284 c	**23,596,284**
Total Investments (cost $852,293,412)	**102.0%**	**1,128,945,296**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(22,639,861)**
Net Assets	**100.0%**	**1,106,305,435**

ADR—American Depository Receipts.

a *Non-income producing.*

b *All or a portion of these securities are on loan. At December 31, 2005, the total market value of the fund's securities on loan is $22,610,765 and the total market value of the collateral held by the fund is $23,596,284.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Banking	9.0	Apparel, Accessories	
Health Care	8.8	& Luxury Goods	4.8
Oil & Gas	8.3	Electric Utilities	4.7
Semiconductors	6.5	Food	4.5
Industrial Machinery	5.4	Other	44.6
Insurance Brokers/Services	5.4		**102.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $22,610,765)–Note 1(c):		
Unaffiliated issuers	820,875,128	1,097,527,012
Affiliated issuers	31,418,284	31,418,284
Cash		1,131,236
Dividends and interest receivable		1,234,767
Receivable for shares of Common Stock subscribed		1,098,037
Prepaid expenses		35,744
		1,132,445,080
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,064,637
Liability for securities on loan–Note 1(c)		23,596,284
Payable for shares of Common Stock redeemed		1,181,185
Interest payable–Note 2		590
Accrued expenses		296,949
		26,139,645
Net Assets ($)		**1,106,305,435**
Composition of Net Assets ($):		
Paid-in capital		804,570,109
Accumulated undistributed investment income–net		650,706
Accumulated net realized gain (loss) on investments		24,432,736
Accumulated net unrealized appreciation (depreciation) on investments		276,651,884
Net Assets ($)		**1,106,305,435**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,041,238,265	20,938,044	18,166,398	10,311,611	15,651,117
Shares Outstanding	22,144,354	456,559	395,763	217,701	336,267
Net Asset Value Per Share ($)	**47.02**	**45.86**	**45.90**	**47.37**	**46.54**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):

Income:

Cash dividends (net of $107,578 foreign taxes withheld at source):	
Unaffiliated issuers	13,357,749
Affiliated issuers	113,192
Income from securities lending	162,975
Interest	694,338
Total Income	**14,328,254**
Expenses:	
Management fee–Note 3(a)	7,392,959
Shareholder servicing costs–Note 3(c)	3,658,788
Distribution fees–Note 3(b)	253,045
Prospectus and shareholders' reports	98,164
Custodian fees–Note 3(c)	86,416
Registration fees	81,096
Directors' fees and expenses–Note 3(d)	59,276
Professional fees	42,245
Loan commitment fees–Note 2	3,566
Interest expense–Note 2	590
Miscellaneous	40,291
Total Expenses	**11,716,436**
Investment Income–Net	**2,611,818**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	67,396,915
Net realized gain (loss) on forward currency exchange contracts	(27,434)
Net Realized Gain (Loss)	**67,369,481**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	67,833,318
Net Realized and Unrealized Gain (Loss) on Investments	**135,202,799**
Net Increase in Net Assets Resulting from Operations	**137,814,617**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income (loss)–net	2,611,818	(1,115,921)
Net realized gain (loss) on investments	67,369,481	98,999,218
Net unrealized appreciation (depreciation) on investments	67,833,318	21,386,803
Net Increase (Decrease) in Net Assets Resulting from Operations	**137,814,617**	**119,270,100**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,854,439)	–
Class R shares	(25,354)	–
Class T shares	(32,913)	–
Net realized gain on investments:		
Class A shares	(72,131,295)	(69,601,673)
Class B shares	(1,419,499)	(1,183,646)
Class C shares	(1,119,373)	(733,955)
Class R shares	(608,063)	(201,661)
Class T shares	(621,978)	(72,361)
Total Dividends	**(77,812,914)**	**(71,793,296)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	231,023,398	149,611,878
Class B shares	6,148,413	6,713,501
Class C shares	8,374,530	6,609,472
Class R shares	13,171,757	3,228,153
Class T shares	14,171,766	1,183,338
Dividends reinvested:		
Class A shares	70,256,834	65,984,379
Class B shares	1,282,913	1,051,652
Class C shares	983,805	648,130
Class R shares	583,130	199,887
Class T shares	629,987	60,388

	Year Ended December 31,	
	2005	2004
Capital Stock Transactions ($) (continued):		
Cost of shares redeemed:		
Class A shares	(190,889,756)	(116,353,018)
Class B shares	(2,803,028)	(2,088,176)
Class C shares	(2,176,555)	(884,842)
Class R shares	(7,927,016)	(297,573)
Class T shares	(1,248,033)	(118,660)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**141,582,145**	**115,548,509**
Total Increase (Decrease) in Net Assets	**201,583,848**	**163,025,313**
Net Assets ($):		
Beginning of Period	904,721,587	741,696,274
End of Period	**1,106,305,435**	**904,721,587**
Undistributed investment income–net	650,706	264,362

| | Year Ended December 31, | |
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	5,186,927	3,476,443
Shares issued for dividends reinvested	1,561,832	1,515,339
Shares redeemed	(4,287,557)	(2,695,932)
Net Increase (Decrease) in Shares Outstanding	**2,461,202**	**2,295,850**
Class B[a]		
Shares sold	141,443	157,532
Shares issued for dividends reinvested	29,004	24,484
Shares redeemed	(63,877)	(49,410)
Net Increase (Decrease) in Shares Outstanding	**106,570**	**132,606**
Class C		
Shares sold	190,019	153,323
Shares issued for dividends reinvested	22,212	15,104
Shares redeemed	(49,728)	(19,674)
Net Increase (Decrease) in Shares Outstanding	**162,503**	**148,753**
Class R		
Shares sold	291,450	71,511
Shares issued for dividends reinvested	12,763	4,555
Shares redeemed	(166,627)	(5,231)
Net Increase (Decrease) in Shares Outstanding	**137,586**	**70,835**
Class T		
Shares sold	321,124	27,965
Shares issued for dividends reinvested	13,593	1,393
Shares redeemed	(27,946)	(2,783)
Net Increase (Decrease) in Shares Outstanding	**306,771**	**26,575**

[a] *During the period ended December 31, 2005, 13,164 Class B shares representing $576,287 were automatically converted to 12,888 Class A shares and during the period ended December 31, 2004, 5,655 Class B shares representing $242,372 were automatically converted to 5,587 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	44.42	41.91	34.94	39.54	45.51
Investment Operations:					
Investment income (loss)−net[b]	.13	(.05)	(.03)	.00[c]	(.02)
Net realized and unrealized gain (loss) on investments	6.03	6.34	10.95	(4.56)	(4.37)
Total from Investment Operations	6.16	6.29	10.92	(4.56)	(4.39)
Distributions:					
Dividends from investment income−net	(.09)	–	(.00)[c]	–	–
Dividends from net realized gain on investments	(3.47)	(3.78)	(3.95)	(.04)	(1.58)
Total Distributions	(3.56)	(3.78)	(3.95)	(.04)	(1.58)
Redemption fee reimbursement	–	–	–	.00[c]	.00[c]
Net asset value, end of period	47.02	44.42	41.91	34.94	39.54
Total Return (%)	14.40[d]	15.33[d]	31.68[d]	(11.55)[d]	(9.56)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16	1.22	1.25	1.23	1.16
Ratio of net expenses to average net assets	1.16	1.22	1.25	1.23	1.16
Ratio of net investment income (loss) to average net assets	.29	(.12)	(.08)	.00[e]	(.06)
Portfolio Turnover Rate	37.93	99.93	121.01	113.51	111.66
Net Assets, end of period ($ x 1,000)	1,041,238	874,359	728,634	492,628	603,664

[a] *The fund commenced offering five classes of shares on November 27, 2002. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Class B Shares	Year Ended December 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	43.67	41.57	34.93	35.42
Investment Operations:				
Investment income (loss)−net[b]	(.24)	(.38)	(.32)	.01
Net realized and unrealized				
gain (loss) on investments	5.90	6.26	10.91	(.50)
Total from Investment Operations	5.66	5.88	10.59	(.49)
Distributions:				
Dividends from net realized				
gain on investments	(3.47)	(3.78)	(3.95)	−
Net asset value, end of period	45.86	43.67	41.57	34.93
Total Return (%)[c]	13.48	14.46	30.73	(1.38)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses				
to average net assets	1.99	2.00	1.99	.19[d]
Ratio of net expenses				
to average net assets	1.99	2.00	1.99	.19[d]
Ratio of net investment income				
(loss) to average net assets	(.54)	(.88)	(.82)	.05[d]
Portfolio Turnover Rate	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	20,938	15,285	9,036	74

[a] From November 27, 2002 (commencement of initial offering) to December 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class C Shares	Year Ended December 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	43.70	41.58	34.93	35.42
Investment Operations:				
Investment income (loss)−net [b]	(.21)	(.35)	(.31)	.03
Net realized and unrealized gain (loss) on investments	5.88	6.25	10.91	(.52)
Total from Investment Operations	5.67	5.90	10.60	(.49)
Distributions:				
Dividends from net realized gain on investments	(3.47)	(3.78)	(3.95)	−
Net asset value, end of period	45.90	43.70	41.58	34.93
Total Return (%)[c]	13.49	14.49	30.72	(1.35)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.93	1.97	1.95	.19[d]
Ratio of net expenses to average net assets	1.93	1.97	1.95	.19[d]
Ratio of net investment income (loss) to average net assets	(.49)	(.82)	(.78)	.08[d]
Portfolio Turnover Rate	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	18,166	10,193	3,514	36

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Year Ended December 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	44.72	42.04	34.96	35.42
Investment Operations:				
Investment income–net[b]	.12	.15	.09	.03
Net realized and unrealized gain (loss) on investments	6.12	6.31	10.94	(.49)
Total from Investment Operations	6.24	6.46	11.03	(.46)
Distributions:				
Dividends from investment income–net	(.12)	–	–	–
Dividends from net realized gain on investments	(3.47)	(3.78)	(3.95)	–
Total Distributions	(3.59)	(3.78)	(3.95)	–
Net asset value, end of period	47.37	44.72	42.04	34.96
Total Return (%)	14.48	15.69	31.97	(1.30)[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.11	.92	.93	.09[c]
Ratio of net expenses to average net assets	1.11	.92	.93	.09[c]
Ratio of net investment income to average net assets	.27	.38	.21	.07[c]
Portfolio Turnover Rate	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	10,312	3,583	390	1

[a] From November 27, 2002 (commencement of initial offering) to December 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

Class T Shares	Year Ended December 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	44.13	41.76	34.94	35.42
Investment Operations:				
Investment income (loss)−net[b]	(.02)	(.10)	(.12)	.01
Net realized and unrealized				
gain (loss) on investments	6.01	6.25	10.89	(.49)
Total from Investment Operations	5.99	6.15	10.77	(.48)
Distributions:				
Dividends from investment				
income−net	(.11)	–	–	–
Dividends from net realized				
gain on investments	(3.47)	(3.78)	(3.95)	–
Total Distributions	(3.58)	(3.78)	(3.95)	–
Net asset value, end of period	46.54	44.13	41.76	34.94
Total Return (%)[c]	14.12	15.04	31.24	(1.35)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses				
to average net assets	1.38	1.46	1.56	.14[d]
Ratio of net expenses				
to average net assets	1.38	1.46	1.56	.14[d]
Ratio of net investment income				
(loss) to average net assets	(.05)	(.24)	(.33)	.02[d]
Portfolio Turnover Rate	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	15,651	1,302	122	1

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Leaders Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (35 million shares authorized), Class B (30 million shares authorized), Class C (15 million shares authorized), Class R (15 million shares authorized) and Class T (5 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $10,023,146, undistributed capital gains $14,619,658 and unrealized appreciation $277,092,522. As a result of the fund's merger with Dreyfus Premier Aggressive Growth Fund and Dreyfus Aggressive Growth Fund, capital losses of $18,357,146 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. This acquired capital loss is expected to expire between 2006-2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $14,505,354 and $22,068,131 and long-term capital gains $63,307,560 and $49,725,165, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, foreign currency gains and losses and capital losses utilized from acquired entities, the fund decreased accumulated undistributed investment income-net by $312,768, decreased accumulated net realized gain (loss) on investments by $2,746,756 and increased paid-in capital by $3,059,524. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2005 was approximately $12,500, with a related weighted average annualized interest rate of 4.73%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended December 31, 2005, the Distributor retained $117,854 and $452 from commissions earned on sales of the fund's

Class A and Class T shares, respectively, and $33,214 and $2,123 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2005, Class B, Class C and Class T shares were charged $133,613, $100,412 and $19,020, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2005, Class A, Class B, Class C and Class T shares were charged $2,344,463, $44,538, $33,470 and $19,020, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2005, the fund was charged $543,162 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2005, the fund was charged $86,416 pursuant to the custody agreement.

During the period ended December 31, 2005, the fund was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $707,143, Rule 12b-1 distribution plan fees $27,873, shareholder services plan fees $233,521, custodian fees $16,072, chief compliance officer fees $1,858 and transfer agency per account fees $78,170.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2005, amounted to $429,669,559 and $362,876,184, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $851,852,774; accordingly, accumulated net unrealized appreciation on investments was $277,092,522, consisting of $291,720,524 gross unrealized appreciation and $14,628,002 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier New Leaders Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier New Leaders Fund, Inc., including the statement of investments, as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier New Leaders Fund, Inc. at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 8, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $1.2290 per share as a long-term capital gain distribution of the $1.7040 per share paid on March 31, 2005, and also designates $1.6510 per share as a long-term capital gain distribution paid on December 21, 2005. The fund also hereby designates 32.08% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $4,510,836 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on November 14, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper

category averages. The group of comparable funds previously was approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category (the "MidCap Core Funds" category) as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005. The Board noted that the fund's total return performance was higher than the Comparison Group average for the 1-year, 3-year, 5-year, and 10-year periods, higher than the Lipper category average for the 1-year period, and lower than the Lipper category average for the 3-year, 5-year, and 10-year periods. The Board also noted the narrow spreads among the 1-year total returns for the Comparison Group funds, including the small percentage difference between the fund's number eight Comparison Group ranking for 1-year and the number five ranked fund.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the Comparison Group. The Board members noted that the fund's management fee was lower than the majority of the fees for the Comparison Group funds and that the fund's total expense ratio was lower than the Comparison Group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same Lipper category (the "MidCap Core Funds" category), as the fund (the "Similar Funds"). The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund. It was noted that two Similar Funds had the same management fee as the fund, one Similar Fund had a higher management fee than the fund, and one Similar Fund was a "unitary fee" fund that had a higher fee rate than the fund's management fee. The Board noted that one Similar Fund had a slightly lower management fee than the fund and that another Similar Fund with a lower management fee than the fund was an index fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

William Hodding Carter III (70)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)

Other Board Memberships and Affiliations:
• Independent Sector, Director
• The Century Foundation, Director
• The Enterprise Corporation of the Delta, Director
• Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

———————————

Ehud Houminer (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Richard C. Leone (65)
Board Member (1984)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.),
  a tax exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

No. of Portfolios for which Board Member Serves: 11

―――――――――――

Hans C. Mautner (68)
Board Member (1984)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

―――――――――――

Robin A. Melvin (42)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit
  organization that is leading the movement to connect America's young people with caring
  adult mentors

No. of Portfolios for which Board Member Serves: 11

―――――――――――

John E. Zuccotti (68)
Board Member (1984)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

―――――――――――

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director–Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager - Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
New Leaders Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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